UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2001

TROOPER TECHNOLOGIES INC.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

FOR IMMEDIATE RELEASE

LISTED: CDNX: TPP

REGISTRATION WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION COMPLETED

JULY 31, 2001, VANCOUVER, B.C. - Trooper Technologies Inc. is pleased to announce that the Company has completed yesterday the process of registration with the U.S. Securities and Exchange Commission ("the SEC") to commence trading of its Securities in the United States. The Company has applied for its Shares to be traded on the American Stock Exchange ("AMEX") or on the NASD Over the Counter Bulletin Board (the "OTCBB").

Trooper previously submitted its application to AMEX and through a NASD member firm to have its shares posted for trading on the OTCBB. While there can be no assurance that the listing on AMEX will be obtained, or that Trooper's shares will be posted for trading on the OTCBB, the Company believes that such approvals and listing can be obtained in the near future, now that the registration process with the SEC has been completed.

About Trooper Technologies Inc.

Trooper Technologies Inc. is an international company focused on developing its high technology business interests in Poland. Trooper's biggest asset, Stream Communications Ltd., provides analog and digital broadband network services in Poland, which includes cable, video on demand, Internet and telephony on its fiber optic network. Trooper also owns PolVoice.com.Ltd., which provides business-to-business Internet telephony and data transmission services in Poland, and International Eco-Waste Systems S.A., which provides Poland with state of the art environmental services.

Established in 1995, Trooper Technologies is headquartered in Vancouver with offices in Warsaw and Krakow and is publicly traded on the Canadian Venture Exchange under the symbol TPP and on the Frankfurt Stock Exchange under the symbol TPJ.

On Behalf of the Board

/s/ Stan Lis

Stan Lis, President & CEO

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE COMPANY, WHICH TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE CANADIAN VENTURE EXCHANGE NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE COMPANY'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROOPER TECHNOLOGIES INC.

By: /s/ Casey Forward
Casey Forward, Chief Financial Officer

Date: September 5, 2001